FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

Paradyme Fund A II, LLC

Commission File No. 024-12449

Delaware

(State or other jurisdiction of incorporation or organization)

E.I.N.: 93-3887467

7980 Plaza De Los Pajaros

Lake Havasu City, AZ 86406

Office: (951) 901-5304

Email: michael@paradymecompanies.com

All correspondence:

Arden Anderson, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: arden@crowdfundinglawyers.net

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Special Financial Report on Form 1-SA (“Report”) of Paradyme Fund A II, LLC (the “Company”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•changes in economic conditions generally and the real estate market specifically;

•limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•defaults on or non-renewal of leases by tenants;

•increased interest rates and operating costs;

•our failure to obtain necessary outside refinancing;

•decreased rental rates or increased vacancy rates;

•changes in multi-family or geographic market trends;

•changes in real estate and zoning laws and increases in real property tax rates and values;

•failure of acquisitions to yield anticipated results;

•failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•legislative or regulatory changes impacting our business or our assets; and

•exposure to liability relating to environmental and health and safety matters.

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PARADYME FUND A II, LLC

SPECIAL FINANCIAL REPORT ON FORM 1-SA

For the Period ended June 30, 2024

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

None.

Item 2. Other Information

None.

Item 3. Financial Statements

PARADYME FUND A II, LLC

Financial Statements for the Six Month Period Ended June 30, 2024

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Paradyme Fund A II

Balance Sheet

As of June 30, 2024

TOTAL
ASSETS
Current Assets
Bank Accounts
Paradyme Fund A II Brokerage (8949) - 1	233,788.95
Total Bank Accounts	$233,788.95
Other Current Assets
Startup Organization Costs	60,990.26
Total Other Current Assets	$60,990.26
Total Current Assets	$294,779.21
Fixed Assets
Investment in 40 Retail BC LH LLC
Construction Costs	62,363.27
Land	554,230.82
Total Investment in 40 Retail BC LH LLC	616,594.09
Total Fixed Assets	$616,594.09
TOTAL ASSETS	$911,373.30
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Other Current Liabilities
Due to Paradyme Funding	39,935.26
Due to Paradyme Havasu Storage LLC	1,200.00
Total Other Current Liabilities	$41,135.26
Total Current Liabilities	$41,135.26
Total Liabilities	$41,135.26
Equity
Investors
Chad & Kimberly Daoust	100,000.00
D & J Keefe Family Trust	50,000.00
Joseph & Cammi Merriam	100,000.00
Kelly Foster	50,000.00
Nancy Back	100,000.00
Robert Eskew	200,000.00
Ryan & Lauren Hedlund	75,000.00
Steve Shefcheck	75,000.00
Total Investors	750,000.00
IRA Investors
CNB - IRA FBO Joshua Vinson	50,000.00
Preferred Trust Co, LLC FBO Anthony Devino, IRA 404001929	75,376.63
Total IRA Investors	125,376.63
Retained Earnings
Net Income	-5,138.59
Total Equity	$870,238.04
TOTAL LIABILITIES AND EQUITY	$911,373.30

Paradyme Fund A II

Profit and Loss

January - June, 2024

TOTAL
Income
Total Income

Expenses
Business Licenses & Permits	445.00
Legal and Professional Fees	4,700.00
Total Expenses	$5,145.00

NET OPERATING INCOME	$ -5,145.00
Other Income
Interest Earned	6.41
Total Other Income	$6.41
NET OTHER INCOME	$6.41
NET INCOME	$ -5,138.59

In the opinion of management, all adjustments necessary in order to make the interim financial statement not misleading have been included.

Paradyme Fund A II

Statement of Equity

FULL NAME	ACCOUNT TYPE	ACCOUNT SUBTYPE	DESCRIPTION	TOTAL BALANCE
Investors: Andrew Talley	Equity	Owner’s Equity		-$20,000.00
Investors: Chad & Kimberly Daoust	Equity	Owner’s Equity		-$100,000.00
Investors: D & J Keefe Family Trust	Equity	Owner’s Equity		-$50,000.00
Investors: Jason & Diamon Bowman	Equity	Owner’s Equity		-$10,000.00
Investors: Joseph & Cammi Merriam	Equity	Owner’s Equity		-$100,000.00
Investors: Kelly Foster	Equity	Owner’s Equity		-$50,000.00
Investors: Nancy Back	Equity	Owner’s Equity		-$100,000.00
Investors: Robert Eskew	Equity	Owner’s Equity		-$200,000.00
Investors: Ryan & Lauren Hedlund	Equity	Owner’s Equity		-$75,000.00
Investors: Ryan Mendoza	Equity	Owner’s Equity		-$25,000.00
Investors: Steven Scarpella	Equity	Owner’s Equity		-$100,000.00
Investors: Steve Shefcheck	Equity	Owner’s Equity		-$75,000.00
IRA Investors: CNB - IRA FBO Joshua Vinson	Equity	Owner’s Equity		-$50,000.00
IRA Investors: Preferred Trust Co. FBO Christina Jones IRA 404001943	Equity	Owner’s Equity		-$99,690.00
IRA Investors: Preferred Trust Co. FBO Christopher Fischer IRA 414001069	Equity	Owner’s Equity		-$50,000.00
IRA Investors: Preferred Trust Co, LLC FBO Anthony Devino, IRA 404001929	Equity	Owner’s Equity		-$75,376.63
Opening Balance Equity	Equity	Opening Balance Equity		$ 0.00
Retained Earnings	Equity	Retained Earnings
				-$1,180,066.63

Paradyme Fund A II

Statement of Cash Flows

January - June, 2024

TOTAL
OPERATING ACTIVITIES	-5,138.59
Net Income
Adjustments to reconcile Net Income to Net Cash provided by operations:
Startup Organization Costs	-25,000.00
Due to Paradyme Funding	3,945.00
Due to Paradyme Havasu Storage LLC	1,200.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-19,855.00
Net cash provided by operating activities	$-24,993.59
INVESTING ACTIVITIES
Investment in 40 Retail BC LH LLC: Construction Costs	-62,363.27
Investment in 40 Retail BC LH LLC: Land	-554,230.82
Net cash provided by investing activities	$-616,594.09
FINANCING ACTIVITIES Investors: Chad & Kimberly Daoust	100,000.00
Investors: D & J Keefe Family Trust	50,000.00
Investors: Joseph & Cammi Merriam	100,000.00
Investors: Kelly Foster	50,000.00
Investors: Nancy Back	100,000.00
Investors: Robert Eskew	200,000.00
Investors: Ryan & Lauren Hedlund	75,000.00
Investors: Steve Shefcheck	75,000.00
IRA Investors: CNB - IRA FBO Joshua Vinson	50,000.00
IRA Investors: Preferred Trust Co, LLC FBO Anthony Devino, IRA 404001929	75,376.63
Net cash provided by financing activities	$875,376.63
NET CASH INCREASE FOR PERIOD	$233,788.95
CASH AT END OF PERIOD	$233,788.95

Item 4. Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Special Financial Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paradyme Fund A II, LLC

By:	Paradyme Asset Management II, LLC, its Manager

By:	/s/ Michael Reveley
Name:	Michael Reveley
Title:	Chief Executive Officer
Date:	September 9, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Reveley	Chief Executive Officer of Paradyme Asset Management II, LLC, the issuer’s Manager	September 9, 2024
Michael Reveley	(Principal Executive Officer)

/s/ Ryan Garland	Manager of Paradyme Asset Management II, LLC	September 9, 2024
Ryan Garland	(Principal Financial Officer; Principal Accounting Officer)

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